AGENCY AGREEMENT

PARTY A:

Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd

PARTY B: Harbin Sunshine Linen Textile Co., Ltd.,

Party A entrusted Party B to act as an agent for the import of scutched flax and export of linen yarn, linen fabric and so on. Party A and Party B reach the following agreement based on the principle of equality and mutual benefits.

1. Acting ways:
 Because Party A and Party B are in different regions dominated by different tax institutions, in order to meet the requirement for tax collection and management and simplify the procedures, both Parties decide to adopt the following acting ways:
(1) When Party B imports scutched flax acting for Party A from overseas, Party B takes them as its own stock and sells them to Party A, then issues an invoice with increment tax to Party A.
(2) When Party B exports goods acting for Party A, will treat the goods as being bought from Party A. Party A shall issue an invoice with increment tax to Party B. Then Party B exports according to the method of its own goods.
2. The price of agency and payment methods.
(1) Import agency fees
When Party B imports acting for Party A, Party B shall receive 6% of actual settlement price with oversea suppliers as agency fees and collects it through the price difference between buying and selling.
2) Export agency fees.
  When Party B exports acting for Party A, there are no agency fees and shall settle as per the following formula.

A=(B÷1.06) x 1.17 ..

　A ：　Tax-inclusive price　　　B: the actual settlement price with overseas buyers without commissions

3. Settlement of price and payment
(1) Import
When Party B handles import letter of credit for Party A, Party A is responsible for providing guarantee for the credit amount to bank for Party B, and pays the total monetary funds to Party B’s settlement account as per the requested payment time.
(2) Export
When Party B receives the payment for goods from oversea buyers, it shall transfer the balance to the bank settlement account appointed by Party A in time.
4. Goods transportation
(1) Import
When the import goods arrive at the Chinese port, Party B is responsible for transporting the goods to the warehouse of Party A by contacting the transportation company.

(2) Export
On the request of Party B, Party A transports the goods from the warehouse of Party A to the shipment seaport or airport.
5. Risk transfer
(1) Import
Before the goods arrive the warehouse of Party A, the ownership belongs to Party B, and the risk shall be taken on by Party B.

(2) Export
 After the goods leave the warehouse of Party A, the ownership belongs to Party B , and the risk shall be taken by Party B.
6. The relevant procedures of import and export.
(1) Custom procedure
Party B shall handle the goods procedures of import and export, including receipt of cancellation after verification, documents for applying to custom and Inspection and Quarantine Bureau and others relating to import and export. Party B is responsible for custom clearance plot and Party A assists Party B with custom clearance plot.

(2) Bank settlement procedure

Party B is responsible for bank settlement procedure connected to import and export, and keeping the bills of document.

(3) Exchange management bureau

Party B is responsible for the relevant import and export procedures relating to cancellation after verification and keeping bills of document.

(4) Revenue procedure
Party B is responsible for the revenue procedures relating to import and export. Party B has the tax returned and the leviable tax shall be borne by Party A.
6. Disputes settlement.
If disputes arise, both Parties shall negotiate by friendly and cooperative way so as to settle.

The agreement is in duplicate and each Party holds one. It will become effective when stamped.

PARTY A:
Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd

PARTY B: Harbin Sunshine Linen Textile Co., Ltd.,
                                                                                                   Nov. 7, 2005